Exhibit 99.1

Exceed Company Ltd.

2013 second quarter financial Results

Fujian, China, August 14, 2013 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of the “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the second quarter ended June 30, 2013.

Financial Highlights – Second quarter ended June 30, 2013 (1)

  Revenue was RMB350.8 million (US$57.2 million), representing a 37.6% year-over-year decrease.
  Gross profit was RMB95.9 million (US$15.6 million), representing a 40.8% year-over-year decrease. Gross margin was 27.3%, representing a 1.5 percentage point decrease as compared to 28.8% for the second quarter of 2012.
  Operating profit was RMB22.6 million (US$3.7 million), representing a 36.3% year-over-year decrease.
  Net profit was RMB15.6 million (US$2.5 million), representing a 48.0% year-over-year decrease.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “as anticipated, our results in the second quarter continued to be impacted by weakening consumer demand in China, which was largely attributable to the economic slowdown in China. As a result, overall sales volume across our main footwear and apparel product lines decreased, resulting in a decline in revenue. In response to the prevailing market conditions, we took a prudent approach to control the amount of orders placed by our distributors. In addition, we continue to maximize the efficiency of our distribution network by closing or relocating the inefficient retail selling locations. We believe that these initiatives will help to digest inventory in retail selling locations.”

“While we expect to continue to operate under unfavorable economic conditions for the remainder of this year, we believe that we have the right strategy in place to effectively manage our production and inventory levels, maintain a lean operating structure and continue to strengthen our brand awareness. We believe that there is room for growth in the sportswear market, and we intend to achieve a year on year single-digit percentage increase in sales in the long run.”

____________

(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.1374 , the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on June 30, 2013. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2013.

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Second Quarter 2013 Financial Results

Revenue breakdown

	Three Months Ended
	Jun 30, 2013 RMB’000	% of Revenue	Jun 30, 2012 RMB’000	% of Revenue	Second Quarter YoY Growth
Footwear	158,855	45.3%	273,340	48.7%	(41.9)%
Apparel	184,540	52.6%	277,219	49.3%	(33.4)%
Accessories	7,432	2.1%	11,408	2.0%	(34.8)%
Total	350,827	100.0%	561,967	100.0%	(37.6)%

	Six Months Ended
	Jun 30, 2013 RMB’000	% of Revenue	Jun 30, 2012 RMB’000	% of Revenue	YTD YoY Growth
Footwear	302,431	46.4%	704,885	48.4%	(57.1)%
Apparel	337,130	51.7%	731,133	50.2%	(53.9)%
Accessories	12,386	1.9%	20,506	1.4%	(39.6)%
Total	651,947	100.0%	1,456,524	100.0%	(55.2)%

Revenue. The global macroeconomic environment remained uncertain throughout the second quarter of 2013, which had an adverse impact on the Chinese economy and sportswear industry. In addition, initial forecasts for sports product demand in preceding years have proved to be overly optimistic, leading to a build-up of inventory levels industry-wide. In response, most sportswear brands have aggressively cleared their excess inventory during the period. In anticipation of the impact that market headwinds would have on the Chinese sportswear industry for the second quarter of 2013, we continued to carry out a number of strategic initiatives throughout the second quarter of 2013 to maintain our competitive position and, pricing power and to manage inventory levels and the efficiency of our distribution network. Among others, we continued to engage our distributors and authorized third party retailers to manage the level of wholesale orders placed with us to prevent an inventory build-up at our distributors due to weaker consumer demand. As a result, revenue for the second quarter of 2013 was RMB350.8 million (US$57.2 million), a 16.5% increase from RMB301.1 million for the preceding quarter due to the improvement of stock channeling. Such revenue, however, reflected a 37.6% decrease from RMB562.0 million for the second quarter ended June 30, 2012. The year-over-year decrease in revenue was primarily due to a decrease in the sales of products to our distributors.

•	Footwear. Footwear accounted for 45.3% of revenue for the second quarter ended June 30, 2013. Footwear principally includes running footwear, leisure footwear, basketball footwear, skateboarding footwear, outdoor footwear, vintage footwear and cross-training footwear. A portion of our footwear production is outsourced.

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Revenue from footwear was RMB158.9 million (US$25.9 million) for the second quarter ended June 30, 2013, representing a decrease of 41.9% from RMB273.3 million for the second quarter ended June 30, 2012. The year-over-year decrease in revenue was primarily due to a decrease in sales volume and decrease in our footwear Average Selling Price (“ASP”). The sales volume and ASP in the second quarter of 2013 decreased by 35.4% and 10.0%, respectively, compared with the same period in 2012. The decrease in ASP was attributable to the introduction of a range of lower priced footwear products to target the mass market and to better align with customer preferences. In contrast to the year-over-year trend, revenue from footwear for this quarter represented an increase of 10.7% from RMB143.6 million for the preceding quarter.

•	Apparel. Sports apparel accounted for 52.6% of revenue for the second quarter ended June 30, 2013. Sports apparel principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel was RMB184.5 million (US$30.1 million) for the second quarter ended June 30, 2013, representing a decrease of 33.4% from RMB277.2 million for the second quarter ended June 30, 2012. This decrease was primarily due to a 30.4% decrease in sales volume and a 4.3% decrease in the ASP year-over-year for the second quarter ended June 30, 2013. The decrease in ASP was mainly due to the increase in the sales volume of lower priced spring/summer collection apparel as a percentage of total apparel sales volume. For the second quarter ended June 30, 2013, lower priced spring/summer collection apparel accounted for 89.0% of the total apparel sales volume, compared with 64.9% for the second quarter ended June 30, 2012. In contrast to the year-over-year trend, revenue from apparel for this quarter represented an increase of 20.9% from RMB152.6 million for the preceding quarter.

•	Accessories. Revenue from accessories was RMB7.4 million (US$1.2 million) for the second quarter ended June 30, 2013, representing a decrease of 34.8%, from RMB11.4 million for the second quarter ended June 30, 2012. This decrease was primarily driven by the decline in the sales of most sportswear accessories. Sport accessories principally include sports caps, sports socks, bags and backpacks. Our accessories production is entirely outsourced. In contrast with the year-over-year trend, revenue from accessories for this quarter represented an increase of 48.0% from RMB5.0 million for the preceding quarter.

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Gross profit and Gross profit margin. Gross profit for the second quarter ended June 30, 2013 was RMB95.9 million (US$15.6 million), representing a decrease of 40.8% from RMB162.0 million for the second quarter ended June 30, 2012. Gross margin was 27.3% for the second quarter ended June 30, 2013, compared to 28.8% for the second quarter ended June 30, 2012. Since we manufactured and sold a larger portion of lower priced footwear and apparel products in this quarter to target the mass market and to better align with customer preferences, ASP and production cost decreased accordingly. However, the rate of decrease in ASP exceeded the rate of decrease in production cost in the quarter ended June 30, 2013, leading to a decrease in gross profit margin. We will continue our efforts to maintain our gross profit margin by balancing product pricing and material cost moving forward. In contrast to the year-over-year trend, gross profit for this quarter represented an increase of 21.7% from RMB78.8 million for the preceding quarter, and the gross profit margin of 27.3% for this quarter represented an increase from 26.2% for the preceding quarter. The increase in gross profit margin was primarily due to the increased proportion of footwear produced in-house relative to the overall footwear production.

Other income and gains. Other income and gains decreased by 33.3% from RMB5.1 million for the second quarter ended June 30, 2012 to RMB3.4 million (US$0.6 million) for the second quarter ended June 30, 2013. The decrease in other income and gains for the second quarter ended June 30, 2013 was mainly attributable to a decrease in interest income derived from short-term time deposits, with an average outstanding balance of RMB400.0 million (US$65.2 million) in the second quarter of 2013, bearing interest of 2.85% per annum. The decrease in interest income was primarily due to a decrease in the average interest rate for our short-term time deposits.

Operating expenses. Total operating expenses for the second quarter ended June 30, 2013 were RMB76.7 million (US$12.5 million), a decrease of approximately 41.7% from RMB131.6 million for the same period in 2012. The decrease was primarily attributable to the decrease in selling and distribution costs resulting from a decrease in selling activities.

Selling and distribution costs. Selling and distribution costs decreased by 46.7%, from RMB101.1 million for the second quarter ended June 30, 2012 to RMB53.9 million (US$8.8 million) for the second quarter ended June 30, 2013. The decrease was mainly due to the decrease in advertising and promotional expenses, which decreased from RMB95.9 million for the second quarter ended June 30, 2012 to RMB50.6 million (US$8.2 million) for the second quarter ended June 30, 2013. Such decrease primarily reflected the fact that fewer new Xidelong retail selling locations were opened and fewer existing Xidelong retail selling locations were renovated during the second quarter of 2013. During the second quarter of 2013, only 188 existing Xidelong retail selling locations were renovated, certain of which received renovation subsidies from us in the form of standardized promotional materials and display equipment. In contrast, 60 new Xidelong retail selling locations were opened and 333 existing Xidelong retail selling locations were renovated in the second quarter of 2012. In 2013, our advertising and promotional activities will continue to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by General Administration of Sport of China, the government agency responsible for sports in China.

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Administrative expenses. Administrative expenses decreased by 30.2%, from RMB17.2 million for the second quarter ended June 30, 2012 to RMB12.0 million (US$2.0 million) for the second quarter ended June 30, 2013. The decrease was primarily due to decreases in miscellaneous taxes, including UMC Tax, Educational Surcharge, Local Educational Surcharge, etc., from RMB2.5 million for the second quarter ended June 30, 2012 to RMB1.5 million (US$0.2 million) for the second quarter ended June 30, 2013, mainly attributable to the decline in revenue. Professional and consultancy fees decreased from RMB3.9 million for the second quarter ended June 30, 2012 to RMB1.0 million (US$0.2 million) for the second quarter ended June 30, 2013. The Company continued its efforts to control costs and thus requested less professional and consulting service from its service providers.

Research and development expenses. Research and development expenses decreased by 18.8%, from RMB13.3 million for the second quarter ended June 30, 2012 to RMB10.8 million (US$1.8 million) for the second quarter ended June 30, 2013, primarily due to our improved efforts to increase the efficiency of our research and development activities and the effect of our cost-cutting initiatives.

Finance costs. Finance costs increased by 200.0%, from RMB0.2 million for the second quarter ended June 30, 2012 to RMB0.6 million (US$90,000) for the second quarter ended June 30, 2013, primarily due to a loan, with an interest bearing at 7% per annum and repayable on May 31, 2015, of HKD60.0 million (RMB47.5 million), which we obtained from a shareholder of the Company in June 2013. The Hong Kong dollar loan was necessary as most of our cash was denominated in RMB, and we needed HKD funding to pay up the registered capital of our new subsidiary in Jiangxi, China.

Profit before tax. As a result of the foregoing, profit before tax decreased by 37.7%, from RMB35.3 million for the second quarter ended June 30, 2012 to RMB22.0 million (US$3.6 million) for the second quarter ended June 30, 2013.

Tax. Tax expenses increased from RMB5.3 million for the second quarter ended June 30, 2012 to RMB6.4 million (US$1.0 million) for the second quarter ended June 30, 2013 due to the increase in the applicable PRC income tax rate. Xidelong (China) Co. Ltd., our principal PRC subsidiary, was entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it is subject to the standard tax rate of 25%. The effective tax rate for the second quarters ended June 30, 2012 and 2013 was 15.1% and 29.2%, respectively.

Profit. As a result of the above factors, profit for the second quarter ended June 30, 2013 was RMB15.6 million (US$2.5 million), representing a decrease of 48.0% from RMB30.0 million for the second quarter ended June 30, 2012.

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Balance Sheet

Inventory. The average inventory turnover days for the second quarters ended June 30, 2013 and 2012 were 4 days and 7 days, respectively. Such decrease was mainly due to improvements on our production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the second quarters ended June 30, 2013 and 2012 were 211 days and 157 days, respectively. The unfavourable market conditions have lengthened the time required for our distributors to settle their invoices. We have been closely monitoring trade receivables balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the balance. We, however, will not make any provision for the overdue balance if (1) we have ongoing trading with the distributor; (2) we receive payments on other invoices from the distributor; and (3) we have no dispute on the amount overdue with the distributor.

Trade payables. The average trade payables turnover days for the second quarters ended June 30, 2013 and 2012 were 17 days and 32 days, respectively. Average trade payables turnover days decreased as a result of our decision to take advantage of the bulk purchase discounts offered by suppliers and manufacturers in exchange for a quicker payment for raw materials and finished products.

Cash and cash equivalents. Cash and cash equivalents increased to RMB874.9 million (US$142.6 million) as of June 30, 2013 from RMB637.2 million as of December 31, 2012, primarily as a result of cash inflow from operating activities of RMB308.2 million (US$50.2 million) during the six months ended June 30, 2013.

Cash Flow

Cash outflow from operating activities was RMB43.4 million (US$7.1 million) for the second quarter ended June 30, 2013, which was primarily caused by an increase in trade receivables of RMB46.0 million (US$7.5 million) during the second quarter ended June 30, 2013.

Cash outflow from investing activities was RMB108.3 million (US$17.6 million) for the second quarter ended June 30, 2013, which was primarily caused by an increase in construction-in-progress in Jiangxi and Fujian Province of RMB111.7 million (US$18.2 million) during the second quarter ended June 30, 2013.

Cash inflow from financing activities was RMB47.5 million (US$7.7 million) for the second quarter ended June 30, 2013, which was primarily due to a loan, with an interest bearing at 7% per annum and repayable on May 31, 2015, of HKD60.0 million (RMB47.5 million), which we obtained from a shareholder of the Company during the second quarter ended June 30, 2013.

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Business Highlights and Outlook

■	There were 4,202 Xidelong retail selling locations as of June 30, 2013. During the second quarter of 2013, there was a net decrease of 494 locations as compared with the number of locations as of March 31, 2013. During the six months ended as of June 30, 2013, there was a net decrease of 707 locations as compared with the number of locations as of December 31, 2012. The net decrease of retail selling locations was caused by the closure of the relatively small and inefficient retail selling locations. Our retail selling locations are operated either by our distributors or by authorized third party retailers.

■	The Company will continue to sponsor the “Fitness for All” program in 2013. On June 8, 2013, the launching ceremony was held in Beijing with the support by the General Administration of Sport of China and China Sports Publications Corporations. The theme of the event is “Fitness moves, Happy Chinese joins”. It brings the message of actively promoting scientific fitness and happy life philosophy through a variety of fitness activities.

■	On June 28, 2013, “Fitness for All” program was launched in Xiamen where the “Zumba cum Carnival Night” event was held. Olympic weightlifting champion, Zhang Xiangxiang, together with professional fitness coaches, led thousands of people in a lively fitness carnival night.

■	In July 2013, Fujian Business Association announced that Xidelong (China) Co. Ltd., our principal PRC subsidiary, was one of the 2012 top 50 enterprises in Fujian Province.

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About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Investor Relations Exceed Company Ltd. Vivien Tai +852 2153-2771 ir@xdlong.cn

– FINANCIAL TABLES TO FOLLOW –

8

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended June 30			Six months ended June 30
	(in thousands except for share and per share data)
	2013	2013	2012	2013	2012
	US$'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	57,162	350,827	561,967	651,947	1,456,524

Cost of sales	(41,536)	(254,926)	(399,950)	(477,233)	(1,034,691)

Gross profit	15,626	95,901	162,017	174,714	421,833

Other income and gains	551	3,383	5,051	6,587	8,888
Selling and distribution costs	(8,779)	(53,880)	(101,066)	(98,370)	(186,776)
Administrative expenses	(1,954)	(11,995)	(17,202)	(25,065)	(36,953)
Research and development expenses	(1,762)	(10,814)	(13,347)	(20,219)	(24,245)

OPERATING PROFIT	3,682	22,595	35,453	37,647	182,747

Finance costs	(90)	(550)	(168)	(882)	(219)

PROFIT BEFORE TAX	3,592	22,045	35,285	36,765	182,528

Tax	(1,048)	(6,434)	(5,315)	(11,266)	(24,574)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	2,544	15,611	29,970	25,499	157,954

EARNING PER SHARE
Net profit per share
Basic	0.08	0.47	0.91	0.77	4.79
Diluted	0.08	0.47	0.91	0.77	4.79

Weighted average number of shares outstanding
Basic	33,051,704	33,051,704	32,963,562	33,045,506	32,989,249
Diluted	33,051,885	33,051,885	32,963,570	33,045,909	32,991,144

A-1

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As of
	As of June 30		December 31
	2013	2013	2012
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	72,072	442,336	330,914
Prepaid land lease payments	4,355	26,729	27,103
Deposit paid for acquisition of land use rights	24,438	149,986	149,986
Total non-current assets	100,865	619,051	508,003

CURRENT ASSETS
Inventories	2,323	14,260	11,655
Trade receivables	136,146	835,580	1,084,535
Prepayments, deposits and other receivables	5,966	36,609	24,396
Cash and cash equivalents	142,556	874,922	637,184
Total current assets	286,991	1,761,371	1,757,770

CURRENT LIABILITIES
Trade and bills payables	8,180	50,205	8,831
Deposits received, other payables and accruals	10,874	66,736	61,681
Interest-bearing bank borrowings	3,259	20,000	30,000
Tax payable	1,046	6,421	2,357
Total current liabilities	23,359	143,362	102,869

NET CURRENT ASSETS	263,632	1,618,009	1,654,901

TOTAL ASSETS LESS CURRENT LIABILITIES	364,497	2,237,060	2,162,904

NON-CURRENT LIABILITIES
Loan from a shareholder	7,733	47,461	-
Total non-current liabilities	7,733	47,461	-

Net assets	356,764	2,189,599	2,162,904

STOCKHOLDER’S EQUITY
Issued share capital	4	23	23
Treasury shares	(2,590)	(15,898)	(15,898)
Retained profits	277,160	1,701,039	1,678,920
Reserves	82,190	504,435	499,859

Total equity	356,764	2,189,599	2,162,904

A-2

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30			Six months ended June 30
	2013	2013	2012	2013
	US$'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	(7,075)	(43,433)	(243,265)	308,211
Net cash outflow from investing activities	(17,647)	(108,309)	(5,977)	(107,566)
Net cash inflow/(outflow) from financing activities	7,733	47,461	(211)	37,461
Effect of exchange rate changes	(56)	(330)	421	(368)

Net increase/(decrease) in cash and cash equivalents	(17,045)	(104,611)	(249,032)	237,738
Cash and cash equivalents at beginning of the period	159,601	979,533	1,050,062	637,184

Cash and cash equivalents at end of the period	142,556	874,922	801,030	874,922

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